For Immediate Release

MTS Receives 2011 Communications Solutions Product of the Year Award

TEM Suite Recognized for Exceptional Innovation

RA'ANANA, Israel, August 21, 2012 — MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, announced today that TMC, a global, integrated media company, has named TEM Suite as a recipient of a 2011 Communications Solutions Product of the Year Award.

MTS TEM Suite is a fully integrated TEM and EMM (Enterprise Mobility Management) cloud suite and managed services solution that provides enterprises the ability to comprehensively manage their wireline and wireless communications environments. The platform’s modular design allows enterprises the ability to outsource their entire Telecom Lifecycle and Mobile Security, or outsource selective processes depending on the enterprise’s unique business needs.

“We are very excited that TEM Suite has been recognized by TMC with their 2011 Product of the Year Award,” said John Venditti, VP of Marketing at MTS. “We are seeing strong growth with our TEM Suite solution, especially with our Cloud Platform and Enterprise Mobility Management Services. This recognition by TMC reinforces our commitment to provide our customers and partners with a seamless, cradle to grave solution to help them effectively manage their telecom environment and maximize their telecom savings.”

TEM Suite’s specific TEM and EMM lifecycle capabilities include: ordering, provisioning, help desk, asset management, invoice auditing, bill management, mobile device management (MDM), mobile application management (MAM), near real-time wireless CDR capture, wireless procurement and help desk, payment, contract negotiation and management, dispute resolution and management, payment allocation and chargeback, call accounting, private calls management, cable management, E-911, tenant resale and billing, and full lifecycle reporting and dashboards.

“MTS was chosen to receive a 2011 Product of the Year Award for creating outstanding advancements in communications,” said Rich Tehrani, CEO, TMC. “TEM Suite has proven benefits for its customers and provides ROI for the companies that use it. Congratulations to the entire team at MTS, I look forward to more innovative solutions from them in the coming year.”

The Communications Solutions Product of the Year Award recognizes the vision, leadership, and thoroughness that are characteristics of the prestigious award. The most innovative products and services brought to the market from March 2011 through March 2012 were chosen as winners of the Communications Solutions Product of the Year Award.

The 2011 Communications Solutions Product of the Year Award winners are published on the INTERNET TELEPHONY and Customer Interaction Solutions Websites.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions -- including integrated management of invoices, assets, wireless, optimization, usage, mobile device management (MDM), procurement, help desk and bill payment ,along with dashboards and reporting tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE service to allow quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).

For more information please visit the MTS web site: www.mtsint.com.

About TMC
TMC is celebrating its 40th anniversary as a global, integrated media company that helps clients build communities in print, in person, and online.TMC publishes the Customer Interaction Solutions, INTERNET TELEPHONY, Next Gen Mobility, and Cloud Computing magazines. TMC is the producer of ITEXPO, the world’s leading B2B communications event. TMCnet.com, which is read by two million unique visitors each month, is the leading source of news and articles for the communications and technology industries. In addition, TMC runs multiple industry events:  Cloud Communications Expo; Cloud4SMB Expo; CVx (ChannelVision Expo); DevCon5; HTML5 Summit; LatinComm Conference & Expo; M2M Evolution Conference & Expo; Mobility Tech Conference & Expo; MSPAlliance MSPWorld; StartupCamp; Video World Conference & Expo and more.

For more information about TMC, visit www.tmcnet.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

MTS Contact:

John Venditti

VP Marketing

201-421-2263

john.venditti@mtsint.com

TMC Contact:

Jan Pierret

Marketing Manager

203-852-6800, ext. 228

jpierret@tmcnet.com